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                                                             Document is copied.
                                               Filed by VitalCom Inc.
                                               Pursuant to Rule 425 Under the
                                               Securities Act of 1933
                                               And Deemed Filed Pursuant to Rule
                                               14a-12 Under the Securities
                                               Exchange Act of 1934
                                               Subject Company: VitalCom Inc.
                                               (Commission File No. 000-27588)


FORWARD LOOKING STATEMENTS

Except for the historical information presented, the matters discussed in this communication include forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Such risks and uncertainties include those described in Data Critical's and VitalCom's respective periodic filings with the SEC, including their respective annual reports on Form 10K and quarterly reports on Form 10Q, and Data Critical's registration statement on Form S-1 that was declared effective on November 8, 1999. Copies of Data Critical's and VitalCom's public disclosure filings with the SEC are available from their respective investor relations departments.

*Data Critical/VitalCom Merger Announcement Conference Call - Tuesday, March 13, 2001, 10:30 a.m. Pacific Standard Time

         MICHAEL E. SINGER:

         Good morning, and thank you for joining us today. I'm Michael Singer, the Chief Financial Officer and Executive Vice President of Corporate Development for Data Critical. I'm here with Jeff Brown, our chairman, Richard Earnest, Chief Executive Officer and Frank Sample, President and CEO of VitalCom. Today we would like to provide an overview on our transaction with VitalCom.

         You should have received our release on the VitalCom announcement. If you need a copy of it, please call us at 425-482-7000.

         Before we begin, I'd like to ask you to please keep in mind that during the course of the conference call, we will be providing some forward-looking statements that are subject to risk factors and uncertainties. These risks and uncertainties, which are detailed in our public documents, could cause actual results to vary from stated expectations, particularly those with respect to anticipated sales and earnings growth, and industry outlook. I strongly urge you to review the cautionary statements and risk factors that are detailed in our various news releases, and in our other publicly filed documents including our Form S-1, our annual report on 10K and other periodic filings.

         Finally, to continue our effort toward full and fair disclosure and in accordance with Reg. FD, we are making this call available to anyone who would like to participate as well as offering a live simulcast of the call over the Internet today at our web site,

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         www.datacritical.com. With that behind us, I'd like to provide a few highlights about the merger.

o        Under terms of the agreement, shareholders of VitalCom will receive
         0.62 shares of Data Critical common stock for each share of VitalCom common stock held. The transaction will be accounted for as a purchase.

o This translates into a valuation, based on yesterday's close of Data Critical and VitalCom stocks, of approximately $14 million, (including options).

o Under the transaction roughly 61% of Data Critical post transaction on a fully-diluted basis will be held by current Data Critical shareholders.

o Roughly 5 million shares will be issued in the transaction, such that post-transaction Data Critical will have approximately 17 million fully-diluted shares outstanding.

o The transaction represents a 27% discount to VitalCom's stock price based on yesterday's close.

o On an enterprise value basis (equity value less cash), the transaction represents 0.5x Year 2000 VitalCom revenues.

o Based on December 2000 cash balances, Data Critical would have approximately $26 million in cash.

o We expect that the transaction will close during the latter half of the second quarter. Both sets of shareholders must approve, though 61% of VitalCom's current shareholders have signed voting agreements in favor of the transaction.

o Data Critical's management team will continue, with Jeff Brown as Chairman and Richard Earnest as President and CEO. Frank Sample will become Vice Chairman of Data Critical and Group President of VitalCom.

o Data Critical's Board will increase to eight members. Frank Sample and a representative from VitalCom's largest shareholder, Warburg Pincus, will join the Data Critical Board.

         Before I turn the call over to Jeff to provide his perspective on the transaction, I want to let all of you know that we will schedule a subsequent call within the next month or two to provide guidance on financial implications. We will, of course, provide an opportunity for you all to ask questions at the end of our prepared remarks but would ask you to refrain from asking detailed financial questions at this time. Let me overview a few things on the financial front in terms of a look-forward basis.

o First, we do have historically different revenue recognition policies and we will be looking for consistency.


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o        Second, VitalCom has introduced a new product in November 2000. So to simply use historic revenues as a base is likely inappropriate with a new, over-arching product introduction.

o Third, we will be reviewing the potential gravitation of the VitalCom product line more in sync with Data Critical's business model.

o So all-in, the one bit of financial guidance we would give you immediately is that to review history is not necessarily the best guide for the revenue contribution of VitalCom.

o On the expense side, there are obvious duplicative functions as two publicly-traded companies - so there will likely be cost reductions.

o Finally, goodwill from the transaction will be dependent on a formal, independent valuation of which any in-process Research and Development charges would be evaluated and offset against the goodwill.

         Now let me turn it over to Jeff Brown.....

         JEFFREY BROWN:

         Thanks Michael. I'd like to take a few minutes to overview the transaction. As many of you know, we have been committed to providing innovative, market leading wireless connectivity solutions in healthcare. We believe this merger integrates the technologies of the two hospital wireless market leaders. The combined offering allows us to deliver solutions to every monitored bed in every hospital across the country. The result is a broader alarm notification and networking portfolio of products for our company, partners and customers.

         We are very excited about the opportunity to leverage this technology into our partner base that includes Agilent (soon to be Phillips), GE, Siemens and our distribution agreement with Medtronic Physio-Control. We feel that the combination of the two companies will be unparalleled in the development of wireless solutions in the hospital. We will move swiftly to offer our partners a broader range of technology, applications and connectivity they can use to differentiate themselves in the marketplace and enhance our leadership position in wireless healthcare communications. We will also move rapidly to incorporate our connectivity solutions with the PatientNet platform to provide a broader range of connectivity for our customers.


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         Over the last several years, VitalCom has made a substantial investment in developing a sophisticated wireless technology that capitalizes on the FCC's creation of the new WMTS protected medical band. The creation of this band - the 608-614 band - has created a "Y2K"-like event for hospitals to move their wireless telemetry to a new band to avoid interference. This is the new key technology that VitalCom brings, and we expect to use this as an opportunity to capitalize on the combined product offering.

         In short, we believe we will be able to provide our customers with increasingly innovative products and services through our complementary products, strategic partnerships and product development synergies. With that short introduction, let me turn it over to Richard
         Earnest......Richard.

         RICHARD EARNEST:

         Thanks Jeff. I want to reiterate our excitement about this transaction. We believe it makes a great deal of sense for all interested parties - and notably to our shareholders. Why is the VitalCom transaction a good thing?

o First, this transaction gives us greater scale. It gives us greater scale with our customers, so that we'll be able to provide more solutions within the hospital environment. We also believe that we'll be able to leverage this scale with our partners - to be able to offer them more and better solutions. Let us be clear to all our partners - both Data Critical's current partners and VitalCom's current partners - we very much want to work with you and we believe we have comprehensive technology and solutions that will complement your offerings. And for our shareholders, we're flat out a bigger company. Our revenue base will obviously increase significantly with greater product diversity - a scale which we think is important for our shareholders.

o Second, this transaction gives us greater focus. We are consolidating our position as a leader in the hospital wireless arena - so focus is an important aspect.

o Third, we believe there are a number of revenue generating synergies as we look at the core technical competencies of each organization. VitalCom brings with it a very strong corps of engineers - and we plan to bring a lot of their talents and skills with our engineers into a dynamic, innovative product base.

o Finally, this transaction will continue to positively effect our efforts to make Data Critical a profitable company in the near-term. While we are not giving specific financial guidance today, I can assure you that we are holding firm on our commitment to be profitable in the near-term.

         As part of the integration between the two organizations we will be taking the best aspects of the current management infrastructures and realigning them into a focused team that can execute on this vision. Today we announce our first step in this process. Frank Sample, VitalCom's President and CEO will become Vice Chairman of Data Critical and Group President of VitalCom. Frank will be a driving


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         force in the sales process of VitalCom products, and we welcome him to our team. With that in mind, I'd like to introduce Frank and turn it over to him for a moment to provide his perspective on the announcement. Frank...

         FRANK SAMPLE:

         Thank you Richard. I'd first like to say how excited I am about this merger. It is our belief that the combination of wireless products and technology from Data Critical and VitalCom will create many advantages for the healthcare industry. As you know, VitalCom has established a solid reputation as a technology innovator as has Data Critical, and I believe the combination will be without peer in the healthcare industry.

         Data Critical's energy and technology has been focused on decentralized monitoring---typically in departmental settings. VitalCom's focus has really been on the direct sales of centralized monitoring to large, integrated, healthcare delivery networks. Our product is installed in more than 100 hospitals including organizations such as New York Presbyterian, Methodist Houston, St. Luke's Shawnee Mission Health System, Washington Hospital Center and the University of Alabama Medical Center. With our patent pending PatientNet technology in conjunction with our patient flow model, we are able to assist these prestigious organizations to generate enviable returns on their investment through technology enabled changes in care patterns, medical error reductions, patient flow and quality evaluation resulting in both revenue enhancements and easing of the burdens placed on nursing personnel.

         We believe that our ability to add such products as StatView and AlarmView to our offering will be of great benefit to our current customers and make an ever more comprehensive story for prospective customers. No one else in the industry has comparable intellectual property addressing the basic problems of hospital-focused healthcare in today's market.

         Relative to intellectual property, the combined company will benefit from the recent seminal - Y2K- like event that occurred in October when the FCC designated a protected medical band -for the first time- to protect the wireless transmission of vital patient information. While others in the monitoring business simply utilized their existing, older technology and adjusted frequencies, or moved to the crowded & unpredictable ISM band, VitalCom invested in patent-pending, micro-cellular, bi-directional, frequency hopping technology to produce a more robust, reliable transmission capable of supporting up to 1000 patients on a single network. We believe that the PatientNet infrastructure, along with the internet access technology will assist hospitals in forming an overall wireless strategy - therefore enabling the company's products--both present and future - to be added on. Last, but not least, adding Data Critical's partners to our existing distribution channels will create an exciting new opportunity for the combined company and all of our shareholders.


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         Now let me turn it back over to Richard....Richard.

         RICHARD EARNEST:

         In closing, the combination of the two companies will be a positive for our shareholders. We believe we will have a much stronger, deeper company not only in terms of revenues and an improved bottom line, but also in terms of the size of our offering to our customers and partners. There are tremendous opportunities with this transaction which we believe we will be able to reap significant benefits not only for our current set of products but also as we expand to include other derivative products through existing and new channels.

         With that, I'll turn it over to our moderator and we will be pleased to answer any questions you might have.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

         Data Critical plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Data Critical and VitalCom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Data Critical and VitalCom containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Data Critical, VitalCom, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained:

         - from Data Critical by directing a request by mail or telephone to Investor Relations, Data Critical Corporation, 19820 North Creek Parkway, Suite 100, Bothell, WA 98011, (425) 482-7000.

         - from VitalCom by directing a request by mail or telephone to VitalCom, Investor Relations,15222 Del Amo Ave., Tustin, CA 92780,
         (714) 546-0147

         In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Data Critical and VitalCom file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Data Critical or VitalCom at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Data Critical's and VitalCom's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.


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                   INTERESTS OF CERTAIN PERSONS IN THE MERGER.

         VitalCom will be, and certain other persons named below may be, soliciting proxies from VitalCom stockholders in favor of the adoption of the merger agreement. In addition, Data Critical will be, and certain other persons named below may be, soliciting proxies from Data Critical stockholders in favor of the adoption of the merger agreement, the issuance of Data Critical stock in connection with the merger, assumption of VitalCom's employee stock option plans and options issued under those plans, and any related maters. The directors and executive officers of VitalCom and the directors and executive officers of Data Critical may be deemed to be participants in each other's solicitation of proxies.

         The following are the directors and executive officers of VitalCom:
Frank T. Sample, Jack W. Lasersohn, Timothy T. Weglicki, Elizabeth H. Weatherman, Warren J. Cawley, John R. Graham, Steven E. Hannah and Cheryl L. Isen.

         The following are the directors and executive officers of Data
Critical: Jeffrey S. Brown, John V. Atanasoff, Richard L. Earnest, George M. Middlemas, David B. Swedlow, David E. Albert, Michael E. Singer, Bardley R. Harlow and Robert A. May.

         The directors and executive officers of VitalCom and Data Critical have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of VitalCom and Data Critical generally. Those interests include:

         - as of December 31, 2000, the directors and executive officers of Data Critical, as a group, may be deemed to beneficially own approximately 9.5% of Data Critical's outstanding common stock;

         - as of December 31, 2000, the directors and executive officers of VitalCom, as a group, may be deemed to beneficially own approximately 61% of VitalCom's outstanding common stock;

         - in connection with the signing of the merger agreement, certain executive officers of VitalCom will enter into employment or consulting agreements with Data Critical;

         - upon completion of the merger, certain directors of VitalCom will become directors of Data Critical;

         - certain of the directors and executive officers of VitalCom may own options to purchase shares of VitalCom common stock which will become vested and exercisable in connection with the merger;

         - certain of the directors and executive officers of VitalCom may be covered by severance plans that may be triggered in connection with the merger; and

         - Data Critical has agreed to provide indemnification and director and officer liability insurance coverage to the directors and executive officers of VitalCom following the merger.


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